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Exhibit

Exhibit            Description

99.1	Announcement on 2017/07/27: Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

99.2	Announcement on 2017/07/28: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2017/07/31: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2017/08/24: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

99.5	Announcement on 2017/08/25: Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

99.6 Announcement on 2017/08/09: July Revenue

99.7	Announcement on 2017/08/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

1. Name of the securities: common shares of SuperAlloy Industrial Co., Ltd.
2. Trading date: 2016/12/02~2017/07/27
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 1,780,000 shares, unit price: NTD 169.87
Total monetary amount: NTD 302,363,510
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 293,647,384
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
TLC Capital Co., Ltd. cumulative volume: 3,406,877 shares;
Amount: NTD 16,682,456;
Percentage of holdings: 1.71%;
Status of any restriction of rights: none
Fortune Venture Capital Corp. cumulative volume: 269,759 shares;
Amount: NTD 1,320,929;
Percentage of holdings: 0.14%;
Status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
Ratio of total assets: 1.23%;
Ratio of shareholder’s equity: 1.87%;
The operational capital as shown in the most recent financial statement:
NTD 35,160,371,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction? : no
10. Any other matters that need to be specified: none

Exhibit 99.2

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/06/19~2017/07/28
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$ 654,315,650;
Total transaction price: NT$ 654,315,650
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/07/04~2017/07/31
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$ 1,095,635,000;
Total transaction price: NT$ 1,095,635,000
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

1. Name of the securities: common shares of SuperAlloy Industrial Co., Ltd.
2. Trading date: 2016/10/19~2017/08/24
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 1,929,759 shares, unit price: NTD 164.36
Total monetary amount: NTD 317,171,172
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 307,721,721
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Fortune Venture Capital Corporation cumulative volume: 0 shares;
Amount: NTD 0;
Percentage of holdings: 0%;
Status of any restriction of rights: none
TLC Capital Co., Ltd. cumulative volume: 266,877 shares;
Amount: NTD 1,306,817;
Percentage of holdings: 0.13%;
Status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
Ratio of total assets: 0.82%;
Ratio of shareholder’s equity: 1.26%;
The operational capital as shown in the most recent financial statement:
NTD 35,160,371,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction? : no
10. Any other matters that need to be specified: none

Exhibit 99.5

Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.

1. Name of the securities: common shares of SuperAlloy Industrial Co., Ltd.
2. Trading date: 2017/07/28~2017/08/25
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 3,406,877 shares, unit price: NTD 94.06
Total monetary amount: NTD 320,465,605
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 303,783,149
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
TLC Capital Co., Ltd. cumulative volume: 0 shares;
Amount: NTD 0;
Percentage of holdings: 0%;
Status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
Ratio of total assets: 1.18%;
Ratio of shareholder’s equity: 1.81%;
The operational capital as shown in the most recent financial statement:
NTD 35,160,371,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction? : no
10. Any other matters that need to be specified: none

Exhibit 99.6

United Microelectronics Corporation
August 9, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
July	Net sales	12,788,087	12,495,406	292,681	2.34%
Year-to-Date	Net sales	87,743,918	83,896,002	3,847,916	4.59%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,978,480	4,008,840	21,226,470
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of July 31, 2017 was US$60 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	95,519,115
UMC (Note2)	9,343,400	9,414,700	95,519,115
UMC (Note3)	19,650	19,259	95,519,115
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,449,960	0
Fair Value	60,289	0
Net Profit from Fair Value	120,600	0
Written-off Trading Contracts	35,233,945	0
Realized profit (loss)	229,880	0

Exhibit 99.7

United Microelectronics Corporation
For the month of July, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2017	Number of shares as of July 31, 2017	Changes

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2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2017	Number of shares as of July 31, 2017	Changes

—	—	—	—	—
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